Exhibit 99.1

GW Pharmaceuticals PLC

NOTIFICATION OF INTERESTS OF SENIOR OFFICERS AND CONNECTED PERSONS

Cambridge, UK, May 22, 2017: GW Pharmaceuticals plc (NASDAQ: GWPH) hereby provides notification that on May 18, 2017 the Company granted the following awards to Volker Knappertz, Chief Medical Officer, and Scott Giacobello, Chief Financial Officer, over the Company’s American Depositary Shares (“ADSs”) in the form of options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on March 14, 2017:

The Award to Volker Knappertz, Chief Medical Officer, consisted of options to acquire 26,710 American Depositary Shares, structured as follows:

37.5% of the value of the Award at grant is in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($103.72 per ADS). These options become exercisable on the third anniversary of the date of grant and will lapse upon the tenth anniversary of the data of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period. The Remuneration Committee considers that this element of the Award will help to ensure continuing alignment between executive and shareholders’ interests.

37.5% of the value of the Award at grant is in the form of performance-based Restricted Stock Units, whereby they will vest and become exercisable upon the third anniversary of the date of grant subject to a certain corporate performance condition having been achieved. In this case, these performance-based Restricted Stock Units will vest if FDA grants regulatory approval of Epidiolex (cannabidiol) on or before May 18, 2020. These performance based Restricted Stock Units shall be automatically exercised to the full extent of the vested Award on the day it becomes exercisable and are subject to an exercise price of $0.15 per ADS. The Remuneration Committee considers this particular milestone to be an important element of our agreed strategy and the key value driver for the business at this time.

The remaining 25% of the value of the Awards at grant is in the form of Restricted Stock Units whereby these units are subject to a four year service condition and vesting period. 25% of the Restricted Stock Units will automatically vest and will be exercised on each anniversary of the date of grant over the next four years.

The Award to Scott Giacobello, Chief Financial Officer, consisted of options to acquire 17,347 American Depositary Shares, structured as follows:

25% of the value of the Award at grant is in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($103.72 per ADS). These options become exercisable on the third anniversary of the date of grant and will lapse upon the tenth anniversary of the data of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period. The Remuneration Committee considers that this element of the Award will help to ensure continuing alignment between executive and shareholders’ interests.

50% of the value of the Award at grant is in the form of performance-based Restricted Stock Units, whereby the options will vest and become exercisable upon the third anniversary of the date of grant subject to a certain corporate performance conditions having been achieved. In this case, half of the award will vest if the Company receives from FDA confirmation of its acceptance of an Epidiolex (cannabidiol) NDA filing on or before May 18, 2020and half will vest if FDA grants regulatory approval of Epidiolex (cannabidiol) on or before May 18, 2020. These performance-based Restricted Stock Units shall be automatically exercised to the full extent of the vested Award on the day it becomes exercisable and are subject to an exercise price of $0.15 per ADS. The Remuneration Committee considers these particular milestones to be important elements of our agreed strategy and the key value drivers for the business at this time.

The remaining 25% of the value of the Award at grant is in the form of Restricted Stock Units whereby these units are subject to a four year service condition and vesting period. 25% of the Restricted Stock Units will automatically vest and will be exercised on each anniversary of the date of grant over the next four years.

The Awards made to both Volker Knappertz and Scott Giacobello are subject to an equity retention policy whereby these Officers are required to build up and retain an equity stake in the Company, which may include retained vested share options, with a value representing an agreed multiple of salary, over a 5 year term.

For further information, please contact:

GW Pharmaceuticals PLC       +44 (0)1980 557 000

Adam George, Company Secretary